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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EQUITEQ SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

460 PARK AVENUE SOUTH, 11TH FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL ASARO	518.495.2217	PAUL.ASARO@EQUITEQ.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG FINCKE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EQUITEQ SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SYED ZADI
MY COMMISSION EXPIRES JUNE 15 2029
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature:

Title:
MANAGING DIRECTOR

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQUITEQ SECURITIES LLC
A wholly-owned subsidiary of Equiteq INC.

Audited Financial Statement

with

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2024

EQUITEQ SECURITIES LLC
FOR THE YEAR ENDED DECEMBER 31, 2024

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Equiteq Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equiteq Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Equiteq Securities LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Equiteq Securities LLC's management. Our responsibility is to express an opinion on Equiteq Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Equiteq Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Equiteq Securities LLC's auditor since 2019.
New York, New York
March 31, 2025

EQUITEQ SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	10,824,475
Due from Parent Company		10,011,949
Other assets		3,827
TOTAL ASSETS	$	20,840,251

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	76,422
TOTAL LIABILITIES		76,422
MEMBER'S EQUITY		20,763,829
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,840,251

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Equiteq Securities LLC (the "Company") was formed as a limited liability company in New York on August 11, 2016 a wholly-owned subsidiary of Equity, Inc.. The Company is registered as a Capital Acquisitions Broker ("CAB") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of August 9, 2017. As a CAB the Company is limited to raising capital from private placements of securities through sales to institutional investors and Mergers and Acquisitions advisory services. The Company engaged in no private placements for the year ended December 31, 2024.

The Company's business activities were limited to advisory fees associated with successful deal closings and the Company; (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts, and therefor has no obligations under SEC Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue and Expense Recognition

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Mergers and Acquisitions Advisory Fees
The Company engages in mergers and acquisitions advisory services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the success of a merger and acquisition. Revenue from ongoing advisory services is recognized and earned when a successful closing occurs or upon cancellation of the agreement. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition (Continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and is derecognized when the cash is received. The balance as of January 1, 2024 was $0 and there is no receivable balance as of December 31, 2024.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of January 1, 2024 and December 31, 2024, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2024 and December 31, 2024, there were no contract liabilities.

Income Taxes
The Company is a single-member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2024, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

Current and Expected Credit Losses
Accounting Standards Update "ASU" No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)," introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current US GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Recently Adopted Accounting Pronouncement

Effective January 1, 2024, the Company adopted the provisions of ASU No.2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Use of Estimates
The preparation of a statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates and such differences could be material.

Recently Issued Accounting Pronouncement

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent, This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its financial statements and related disclosures.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. At December 31, 2024, the Company's uninsured cash balance totaled $10,574,475. The Company has not incurred any losses on this account.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but on December 31, 2024, the Company had net capital of $10,748,053, which was $10,742,958 in excess of its required net capital of $5,095; and the Company's percentage of aggregate indebtedness to net capital was approximately 1%.

NOTE 5 – RELATED PARTY

The Parent Company enters into revenue agreements with third parties for mergers and acquisitions advisory fees. Once it is determined by management that the transaction will be equity based, and thus securities related, the revenue agreement, with all rights thereto, is then assigned to the Company.

The existence of the Company's relationship with its Parent company could result in operating results significantly different from those that would have been obtained if the entities were autonomous.

The agreements entered into by the Parent Company are assigned, with all rights and obligations under the agreement, to the Company. Due from Parent is $10,011,949 at December 31, 2024 and consists of amounts relating to the Company receiving success fees that are subsequently transferred to the Parent to pay operating expenses in excess of the monthly charges sent to the Company.

NOTE 6 – BROKER DEALER – SINGLE REPORTING SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services related to investment banking and advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measurement of segment assets is reported on the statement of financial condition as total assets.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.